Exhibit 14

1347 PROPERTY INSURANCE HOLDINGS, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

I. INTRODUCTION

This Code of Business Conduct and Ethics (the “Code”) summarizes long-standing principles of conduct that 1347 Property Insurance Holdings, Inc. and its subsidiaries (the “Company”) follow to ensure our business is conducted with integrity and in compliance with the law. Every employee, officer and director is expected to know and follow the policies outlined in this Code. Any employee or officer who violates the letter or spirit of these policies is subject to disciplinary action, up to and including termination. This Code has been developed to communicate the Company’s expectations of our employees and to promote the following conduct:

●	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

●	~~Avoidance of~~ Consideration of any potential conflicts of interest, including disclosure of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

●	Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with the Securities and Exchange Commission (the “SEC”) and in our other public communications;

●	Compliance with applicable governmental laws, rules, and regulations;

●	Ensuring that the Company’s legitimate business interests, opportunities, assets and confidential information are always protected;

●	Prompt internal reporting of violations of the Code;

●	Deterrence of wrongdoing; and

●	Accountability for adherence to the Code.

This Code is a guide that is intended to sensitize employees, officers and directors to significant legal and ethical issues that arise frequently and to the mechanisms available to report illegal or unethical conduct. It is not, however, a comprehensive document that addresses every legal or ethical issue that an employee, officer or director may confront, nor is it a summary of all laws and policies that apply to the Company’s business. From time to time, the Company may adopt additional policies and procedures with which the Company’s employees, officers and directors are expected to comply, if applicable to them. Ultimately, however, no code of business conduct and ethics can replace the thoughtful behavior of an ethical employee, officer or director. It is the responsibility of each employee to apply common sense, together with his or her own highest personal ethical standards, in making business decisions where there is no stated guideline in this Code. Action by members of your family, significant others or other persons who live in your household (referred to in the Code as “family members”) also may potentially result in ethical issues to the extent that they involve the Company’s business. Consequently, in complying with the Code, you should consider not only your own conduct, but also that of your family members, significant others and other persons who live in your household.

You should read this Code carefully. If you have any questions about this Code or are concerned about conduct you believe violates the Company’s policies or the law, you should consult ~~an executive officer~~ the Chief Executive Officer, the Chief Financial Officer, immediate or senior management or the Chair of the Audit Committee. No one at the Company has the authority to make exceptions to these policies, other than our Chair of the Audit Committee or the Chief Executive Officer; exceptions relating to executive officers or directors must be approved by the Audit Committee of the Board of Directors.

~~You should read this Code carefully, and contact your supervisor or the Chief Executive Officer if you have any questions.~~

II. Our Guilding Principles and Values

All employees are required to observe the highest standards of business and personal ethics in the conduct of their duties and responsibilities. All employees are expected to devote their best efforts and attention to the performance of their responsibilities. Accordingly, every employee is expected to:

●	use good judgment;

●	maintain the highest level of integrity and honesty;

●	comply with all applicable laws, rules and regulations;

●	~~avoid actual or~~ consider potential conflicts of interests between his or her personal interests and the interests of the Company; and

●	maintain the Company’s confidential information when required.

III. COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Employees, officers and directors must comply fully with all applicable foreign, federal, state and local laws, rules and regulations that govern the Company’s business conduct, including, without limitation, insurance laws, antitrust laws, employee health and safety laws, environmental laws, insider trading laws and the Foreign Corrupt Practices Act (the “FCPA”).

Kickbacks, bribes or other illegal consideration are never acceptable and must never be either given or accepted by anyone acting on behalf of the Company. Political payments in foreign countries pose special legal problems. Employees engaged in foreign operations should never make any payment to a governmental official, agency, instrumentality or political party unless such payment has been approved in advance by the Chair of the Audit Committee or Chief Executive Officer.

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Disregard of the law will not be tolerated. Violation of domestic or foreign laws, rules and regulations may subject an individual as well as the Company to civil and/or criminal penalties. You should be aware that conduct and records, including emails, are subject to internal and external audits, and to discovery by third parties in the event of a government investigation or civil litigation. It is in everyone’s best interests to know and comply with the Company’s legal and ethical obligations.

IV. PROHIBITION AGAINST INSIDER TRADING

In general, employees, officers and directors who have access to, or knowledge of, material nonpublic information from or about the Company are prohibited from buying, selling or otherwise trading in the Company’s stock or other securities. “Material nonpublic information” includes any information, positive or negative, that has not yet been made available or disclosed to the public and that might be of significance to an investor, as part of the total mix of information, in deciding whether to buy or sell stock or other securities.

Such insiders also are prohibited from giving “tips” on material nonpublic information, that is directly or indirectly disclosing such information to any other person, including family members, other relatives and friends, so that they may trade in the Company’s stock or other securities. Furthermore, if, during the course of your service with the Company, you acquire material nonpublic information about another company, such as one of our customers or suppliers, or you learn that the Company is planning a major transaction with another company (such as an acquisition), you are restricted from trading in the securities of the other company.

Such “insider trading” is both unethical and illegal, with criminal and civil penalties.

The Company has adopted a separate Insider Trading Policy with which you are expected to comply as a condition of your employment with the Company. If applicable, you should consult the Insider Trading Policy for more specific information on the definition of “material, nonpublic information” and on buying and selling the Company’s securities or securities of companies with which the Company does business.

V. CONFLICTS OF INTEREST

Business decisions must be made in the best interest of the Company, not motivated by personal interest or gain. Therefore, as a matter of the Company policy, all employees, officers and directors must ~~avoid any actual or perceived conflict of interest~~ conduct their business and professional affairs taking into consideration potential conflicts of interests between their interests and the interests of the Company .

A “conflict of interest” occurs when an individual’s personal interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company. A conflict of interest situation can arise when an employee, officer or director takes actions or has interests (financial or other) that may make it difficult to perform his or her company work objectively and effectively. Conflicts of interest also may arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company, regardless of whether such benefits are received from the Company or a third party. No employee, officer, director or member of their family may accept gifts, favors, employment or otherwise establish financial ties that may create an obligation, either stated or implied, to a vendor, broker, customer or competitor. We recognize that certain employees, in the course of their employment, may engage in entertainment of business associates of the Company, or may themselves be entertained by such business associates. Participation by employees in such entertainment activities is expected to be limited to moderate, generally expected levels that can be reasonably reciprocated. In addition, no employee, whether using Company funds or personal funds, may either offer entertainment activities to business associates of the Company or participate in entertainment activities to business associates of the Company in exchange for special treatment or favor for the employee or the Company.

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It is difficult to identify exhaustively what constitutes a conflict of interest, and conflicts of interest may not always be clear-cut. If any questions arise, or if any interest may give rise to a conflict of interest, please consult with the Chief Financial Officer, immediate or senior management or the Chair of the Audit Committee if circumstances warrant. All directors and officers of the Company shall disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest to the Chair of the Audit Committee so that the Audit Committee can review such transaction or relationship.

~~All such relationships, whether or not they create a conflict of interest, must be disclosed to the Chief Financial Officer, Chief Executive Officer or Chair of the Audit Committee.~~

Under some statues, such as the FCPA, giving anything of value to a government official to obtain or retain business or favorable treatment is a criminal act subject to prosecution and conviction. Discuss with ~~your supervisor or~~ the Chief Executive Officer, the Chief Financial Officer, immediate or senior management or the Chair of the Audit Committee any proposed entertainment or gifts if you are uncertain about their appropriateness.

~~It is difficult to identify exhaustively what constitutes a conflict of interest. For this reason, employees, officers and directors must avoid any situation in which their independent business judgment might appear to be compromised. Questions about potential conflicts of interest situations, and disclosure of these situations as they arise, can be discussed with an executive officer, and should be reported to the Chief Financial Officer, Chief Executive Officer or Chair of the Audit Committee.~~

VI. CORPORATE OPPORTUNITIES

Employees, officers and directors are prohibited from: (a) taking for themselves personally opportunities that properly belong to the Company or are discovered through the use of corporate property, information or position without the approval of the Audit Committee or the Board of Directors; (b) using corporate property, information or position for improper personal gain; and (c) engaging directly or indirectly through a family member, associate or by taking a financial interest in any business that could compete with the Company or its products without the approval of the Audit Committee or the Board of Directors. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

An employee, officer, or director and his or her immediate family holding significant financial interest in a major customer, supplier, or any competitor of the Company must report the details of the investment to the ~~Board of Directors~~ Chair of the Audit Committee if they are a director or an executive officer or otherwise to their immediate supervisor for referral to the Chief Executive Officer for evaluation. Prior written approval is also required prior to proceeding with any transaction that would create a significant financial interest in a major customer, supplier or any competitor of the Company.

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VII. CONFIDENTIALITY

One of the Company’s most important assets is its confidential information. As an employee of the Company, you may learn of information about the Company that is confidential and proprietary. You also may learn of information before that information is released to the general public. Employees who have received or have access to confidential information should take care to keep this information confidential. Confidential information includes non-public information that might be of use to competitors or harmful to the Company or its customers if disclosed, such as business and marketing plans, financial information, designs, databases, customer lists, pricing strategies, personnel data, personally identifiable information pertaining to the Company’s employees, customers or other individuals (including, for example, names, addresses, telephone numbers and social security numbers), and similar types of information provided to the Company by its customers, suppliers and partners. This information may be protected by patent, trademark, copyright and trade secret laws.

In addition, because the Company interacts with other companies and organizations, there may be times when you learn confidential information about other companies before that information has been made available to the public. You~~r~~ must treat this information in the same manner as you are required to treat the Company’s confidential and proprietary information. There may even be times when you must treat as confidential the fact that the Company has an interest in, or is involved with, another company.

You are expected to keep confidential and proprietary information confidential unless and until that information is released to the public through approved channels (usually through a press release, a filing with the SEC or a formal communication from a member of senior management, as further described below). Every employee has a duty to refrain from disclosing to any person confidential or proprietary information about the Company or any other company learned in the course of employment with the Company, until that information is disclosed to the public through approved channels. This policy requires you to refrain from discussing confidential or proprietary information with outsiders and even with other Company employees, unless those fellow employees have a legitimate need to know the information in order to perform their job duties or you are otherwise authorized by the Company to discuss the information. Unauthorized use or distribution of this information could also be illegal and result in civil liability and/or criminal penalties. Nothing in this Code shall be construed to prohibit your ability to provide information to any regulatory or governmental agency.

You should also take care not to inadvertently disclose confidential information. Materials that contain confidential information, such as memos, notebooks, data storage devices and laptop computers, should be stored securely. Unauthorized posting or discussion of any information concerning the Company’s business, information or prospects on the Internet is prohibited. Unless otherwise authorized by the Company, ~~Y~~you may not discuss the Company’s business, information or prospects on any social network or in any “chat room,” regardless of whether you use your own name or a pseudonym. Be cautious when discussing sensitive information in public places like elevators, airports, restaurants and “quasi-public” areas within the Company, such as the reception area. All Company emails, voicemails and other communications are presumed confidential and should not be forwarded or otherwise disseminated outside of the Company, except where required for legitimate business purposes.

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In addition to the above responsibilities, if you are handling information protected by any privacy policy published by the Company, then you must handle that information in accordance with the applicable policy.

VIII. FAIR DEALING

You are critical to the success of the Company, and the Company’s policy is to treat you with fairness and respect.

Each employee, officer and director must endeavor to deal fairly and in good faith with the Company’s customers, sales brokers, suppliers, competitors and employees. No employee, officer or director shall take unfair advantage of anyone or engage in any other unfair dealing practices.

The Company’s policy is to select, place and work with all employees and officers without discrimination based on race, color, national origin, gender, age, marital status, religion, disability, veteran’s status or sexual orientation. Equal opportunity is a firm and basic belief of the Company. The Company prohibits discrimination in decisions concerning recruitment, hiring, compensation, benefits, training, termination, promotions, or any other condition of employment or career development.

Further, it is the responsibility of each of us to help the Company provide a work atmosphere free of harassing, abusive, disrespectful, disorderly, disruptive or other nonprofessional conduct. Sexual harassment in any form, verbal or physical, by any employee, officer or director will not be tolerated. The Company will not tolerate the use of discriminatory slurs; unwelcome, unsolicited sexual advances or harassment; or any other remarks, jokes or conduct that create or foster an offensive or hostile work environment. Each person, at every level of the organization, must act with respect toward customers, co-workers and outside firms. A violation of this policy will be treated with appropriate discipline, up to and including termination. Retaliatory conduct will not be tolerated.

IX. SAFETY AND ENVIRONMENT

Safety is always a primary goal. All employees are responsible for ensuring that the operations of the Company are conducted in a safe manner and that all corporate safety rules and practices are adhered to in the workplace. Any violations or unsafe conditions should be promptly brought to a supervisor’s attention. In addition, employees must remain committed to adhering to the law and taking all other reasonable steps to preserve and enhance the environment, public health and safety.

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X. PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees, officers and directors must protect the Company’s assets and ensure their efficient use. Such assets include, without limitation, intellectual property such as the Company name, logos, trademarks, patents, copyrights, confidential information including sales and other data, manufacturing processes and formulae, ideas, plans and strategies. Theft, carelessness and waste have a direct impact on the Company’s profitability. All Company property and assets, such as office supplies, computer equipment, laboratory supplies and Company space, should be used only for legitimate business purposes. Any misuse or infringement of the Company’s assets should be reported to the Chief Financial Officer, Chief Executive Officer or the Chair of the Audit Committee.

You may not, while acting on behalf of the Company or while using its computing or communications equipment or facilities, either:

●	access the internal computer system (also known as “hacking”) or other resource of another entity without express written authorization from the entity responsible for operating that resource; or

●	commit any unlawful or illegal act, including harassment, libel, fraud, sending of unsolicited bulk email (also known as “spam”) in violation of applicable law, trafficking in contraband of any kind, or espionage.

If you receive authorization to access another entity’s internal computer system or other resource, you must make a permanent record of that authorization so that it may be retrieved for future reference, and you may not exceed the scope of that authorization.

Unsolicited bulk email is regulated by law in a number of jurisdictions. If you intend to send unsolicited bulk email to persons outside of the Company, either while acting on the Company’s behalf or using the Company’s computing or communication equipment or facilities, you should contact your supervisor or the Chief Executive Officer for approval.

All data residing on or transmitted through the Company’s computing and communications facilities, including email and word processing documents, is the property of the Company and subject to inspection, retention and review by the Company, with or without an employer’s or third party’s knowledge, consent or approval, in accordance with applicable law. Any misuse or suspected misuse of the Company’s assets must be immediately reported to your supervisor or the Chief Executive Officer.

XI. ANTITRUST COMPLIANCE

Antitrust laws are designed to prohibit practices that might unreasonably restrict competition. These laws deal with agreements and practice “in restraint of trade” such as price fixing and boycotting suppliers or customers. They also prohibit:

●	pricing intended to drive a competitor out of business;

●	disparaging, misrepresenting or harassing a competitor;

●	stealing trade secrets;

●	allocation of customers, territories or contracts;

●	bribery; and

●	kickbacks.

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Certain kinds of information, such as pricing, production and inventory, should not be exchanged with competitors, regardless of how innocent or casual the exchange may be and regardless of the setting, whether business or social.

It is our policy to comply fully with antitrust laws. You are prohibited from engaging in practices that violate antitrust and competition laws. Antitrust laws impose severe penalties for certain types of violations, including criminal penalties and potential fines and damages of millions of dollars, which may be tripled under certain circumstances. Understanding the requirements of antitrust and unfair competition laws of the various jurisdictions where the Company does business can be difficult, and you are urged to seek assistance from your Supervisor whenever you have a question relating to these laws.

XII. FINANCIAL INTEGRITY AND COMPANY RECORDS

It is the Company’s fundamental principle that its books and records be completed accurately and honestly. We rely on our accounting records to produce reports for our management, shareholders, creditors, governmental agencies, and others. Each employee must maintain accurate and fair records of transactions, time reports, expense reports, and other business records. The making of false or misleading entries, whether they relate to financial results or test results, is strictly prohibited. The Company’s records serve as a basis for managing its business and are important in meeting its obligations to customers, suppliers, creditors, employees and others with whom the Company does business. As a result, it is important that the Company’s books, records and accounts accurately and fairly reflect, in reasonable detail, the Company’s assets, liabilities, revenues, costs and expenses, as well as all transactions and changes in assets and liabilities.

In this respect, the following guidelines must be followed:

●	No undisclosed or unrecorded funds or assets may be established for any purpose;

●	Assets and liabilities of the Company must be recognized and stated in accordance with our standard practices and Generally Accepted Accounting Principles;

●	No false or artificial entries may be made nor misleading reports issued;

●	No false or fictitious invoices may be paid or created; and

●	Transactions must be supported by appropriate documentation.

If you believe that our books and records are not being maintained in accordance with these requirements, you should report the matter immediately pursuant to your supervisor or the Chief Executive Officer.

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In addition, if you have any concerns regarding questionable accounting or auditing matters at the Company, you may raise those concerns, confidentially and anonymously, directly to the Chair of the Audit Committee (or, if not comfortable, report such information via the Company telephone “Ethics and Compliance Reporting Hotline.”).

XIII. PUBLIC COMPANY REPORTING

As a result of our status as a public company, the Company is required to file periodic and other reports with the SEC. The Company takes its public disclosure responsibility seriously. To that end, each employee participating in the Company’s public reporting must take all reasonable steps to ensure that these reports furnish the marketplace with full, fair, accurate, timely and understandable disclosure regarding the financial and business condition of the Company.

The Chief Executive Officer and Chief Financial Officer must promptly bring to the attention of the Audit Committee or the Board of Directors any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data, or (ii) any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

XIV. REPORTING ILLEGAL OR UNETHICAL BEHAVIOR

All employees, officers and directors have a duty to adhere to this Code.

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about possible illegal or unethical behavior that has occurred and, when in doubt, about the best course of action in a particular situation.

If you are concerned about a violation of this Code or other illegal or unethical conduct by employees, officers or directors of the Company, contact the Chief Financial Officer, Chief Executive Officer or Chair of the Audit Committee or report such information via the Company telephone “Ethics and Compliance Reporting Hotline.” A separate e-mail address is set-up for each of the above executive officers and the Chair of the Audit Committee. Confidentiality will be maintained to the fullest extent possible.

You can discuss your concern without fear of any form of retaliation. When you report a violation of the Code through the established procedures:

●	You will be treated with respect;

●	Your concerns will be taken seriously; if your concerns are not resolved at the time of your report, you will be informed of the outcome if you provide your contact information;

●	You will not be required to identify yourself; and

●	The Company will treat such information confidentially, to the extent it can without failing to fulfill its legal obligations.

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No employee will be penalized for making a good-faith report of violations of this Code or other illegal or unethical conduct, nor will we tolerate retaliation of any kind against anyone who makes a good-faith report. An employee, officer or director who submits a false report of a violation, however, will be subject to disciplinary action. If you report a violation and in some way also are involved in the violation, the fact that you stepped forward will be considered.

All reports of violations will be reviewed and investigated. You should not investigate on your own but leave such work to the appropriate persons chosen by the Chief Financial Officer, Chief Executive Officer and/or Chair of the Audit Committee. If the result of an investigation indicates that corrective action is required, the Company will decide what steps to take, including, when appropriate, legal proceedings and disciplinary action up to and including termination, to rectify the problem and avoid the likelihood of its recurrence.

XV. RELATIONSHIP TO COMPANY POLICIES

This Code does not supersede, change, alter or replace the existing policies and procedures already in place and communicated to the Company’s employees, officers and directors.

This Code sets forth the Company’s goals and expectations for individual and business conduct. This Code is not intended to, and does not in any way constitute, an employment contract or an assurance of continued employment. The Company does not create any contractual rights by issuing this Code.

XVI. AMENDMENT, MODIFICATION AND WAIVER

This Code may be amended, modified or waived by the Board of Directors. Any change to, or waiver of, this Code for the Company’s principal executive officer, principal financial officer, principal accounting officer, controller or any officer performing similar functions must be disclosed promptly to our stockholders either by a Form 8-K filing or by publishing a statement on our website.

XVII. ACKNOWLEDGMENT

Employees, officers and directors are accountable for knowing and abiding by these policies. This Code will be distributed to each new employee, officer and director of the Company upon commencement of his or her employment or other relationship with the Company and will also be distributed annually. The Company may require that employees, officers and directors sign an acknowledgment confirming that they have received and read this Code, understand it and are complying with it. The Company also may require certain supervisory personnel to complete an annual questionnaire regarding their knowledge of any potential or actual violations of this Code.

The Company may amend this Code as set out in Paragraph XVI. The most current version of this Code can be found on the Company’s website.

Last Revised as of September 27, 2019

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